As filed with the Securities and Exchange Commission on July 18, 2001 Registration No. 333 - 61200

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------

                                 AMENDMENT NO. 1
                                       to
                                    FORM S-3
                                       on
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                              -------------------

                                ESSEX CORPORATION
             (Exact name of registrant as specified in its charter)

COMMONWEALTH OF VIRGINIA                                             54-0846569
  (State or other jurisdiction of               (I.R.S. Employer Identification
   incorporation or organization                                         Number)

                               9150 Guilford Road
                            Columbia, Maryland 21046
                                 (301) 953-8800

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

     Leonard E. Moodispaw                                   WITH A COPY TO:
President and Chief Executive Officer                   D. Scott Freed, Esquire
      Essex Corporation                                     Whiteford, Taylor &
      9150 Guilford Road                                       Preston L.L.P.
      Columbia, Maryland  21046                          Seven Saint Paul Street
       (301) 939-7000                                  Baltimore, Maryland 21202
                                                               (410) 347-8700

  (Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS                      SUBJECT TO COMPLETION:          July __, 2001


                                ESSEX CORPORATION

                         785,000 Shares of Common Stock

         We have prepared this prospectus to allow some of our stockholders and optionholders to sell up to 785,000 shares of our Common Stock.

         Our Common Stock trades on the OTC Bulletin Board under the symbol "ESEX." On July __, 2001, the last reported sale price of our Common Stock was $____ per share.

                            -------------------------

          INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            -------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July ___, 2001.

The information in this prospectus is not complete and may change. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under the Securities Exchange Act of 1934:

o Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

o Our Quarterly Report on Form 10-QSB for the fiscal quarter ended April 1, 2001.

o The description of our Common Stock in our Form 8-A as it may be amended from time to time.

         We are delivering with this prospectus a copy of the Form 10-KSB and the Form 10-QSB referred to above. To obtain a copy of other filings at no cost, you may write or telephone us at the following address:

                               Corporate Secretary
                                ESSEX CORPORATION
                               9150 Guilford Road
                            Columbia, Maryland 21046
                                 (301) 939-7000

          Neither we nor the selling stockholders have authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the state does not permit an offer. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus or on any prospectus supplement that accompanies this prospectus.

                           FORWARD-LOOKING STATEMENTS

         Some of the statements contained, or incorporated by reference, in this prospectus discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The "forward-looking" information is based on various factors and was derived using numerous assumptions. In some cases, you can identify these so-called "forward-looking statements" by words like "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of those words and other comparable words. You should be aware that those statements only reflect our predictions. Actual events or results may differ substantially. Important factors that could cause our actual results to be materially different from the forward-looking statements are disclosed under the heading "Risk Factors" and throughout this prospectus.

                                ESSEX CORPORATION

  References  to "we,"  "us,"  "our" and "Essex" refer to Essex Corporation.

         Essex is an optical and digital signal processing firm that is developing technologies, components, devices and systems that enable next-generation products in fast-growing areas of the telecommunications and microelectronics industries: fiber-optic transmission, wireless telecommunications, high-speed optoelectronics processors and advanced semiconductor chips. Our products and services incorporate advances achieved through more than two decades of pioneering work in developing high-throughput optoelectronics processors and receivers for image, signal and data processing, and advanced communications applications for U.S. intelligence organizations.

         Essex's optoelectronics-engineering team has applied its optical and digital signal processing experience to critical challenges in the telecommunications and advanced digital signal processing fields. As a result, Essex is developing three product lines that it believes have the potential to provide dramatic improvements in the speed, cost effectiveness and quality of service for next-generation systems in fiber-optic data transmission, wireless telecommunications and image processing. These products under development include:

o An all-optical, all-passive technique, HyperFine Wavelength Division Multiplexing (HyperFine WDMTM), that has significantly increased the number of channels and their combined bandwidth used for dense wavelength division multiplexing (DWDM) in laboratory tests and prototype demonstrations. We believe these characteristics will make HyperFine particularly suitable for long-haul, metro and local area data transmission. In addition, other components in the HyperFine family of devices under various stages of development are designed to be integrated into products throughout optical networks at very low cost, including add/drop multiplexors, all-optical switching and bandwidth-on-demand systems. If HyperFine is successfully developed and deployed, it will fulfill the promise of fiber to the home
     (FTTH) and fiber to the office (FTTO), as well as provide for many other applications requiring up to 4000 narrow band channels per strand of optical fiber. We hope to have a demonstration Hyperfine device in potential customers' hands by late summer 2001.


o An optically enhanced digital signal processing technology, Optical Processor Enhanced Receiver Architecture (OPERATM), has demonstrated in laboratory modeling to dramatically increase the quality of service and carrying capacity for Code Division Multiple Access (CDMA) wireless telecommunications systems. The OPERA technology has the potential to revolutionize 2.5G and 3G CDMA systems, when deployed, by eliminating the "near-far" interference problem and allowing significantly more channels (users) per base station. Essex is currently in discussions with wireless industry representatives relating to the development of industry standards for the next generation of wireless technology. Thus, further development and testing of OPERA has been temporarily delayed until those industry standards are finalized.

o A high-speed optoelectronics processor, Image Synthesis (ImSynTM), enabling extraordinarily fast processing of data for complex visual image systems including radar imaging, magnetic resonance imaging (MRI), microscopy and ultrawideband signal processing.. The second generation ImSyn optoelectronics processor can accelerate computing speed for processing of large volumes of data by factors of up to one hundred times. Specifically, Essex has field tested a prototype ImSyn Processor with an MRI system and provided high speed images. Development of the second generation of ImSyn is taking place under a government contract for the development of advanced synthetic aperture radar techniques. We currently expect to complete the development and testing of second generation ImSyn processors in late 2001 or early 2002.

         Essex currently does not have sufficient resources to bring its telecommunications and optoelectronics processing devices to market. Accordingly, Essex will likely have to partner with or enter into licensing arrangements with major industry participants in order to successfully introduce its technology and products. In addition, major telecommunications and fiber optic companies are currently developing products that may compete in the specialty areas that Essex's technology is designed to address. These companies are all larger and more established than Essex, have existing customer bases and significantly greater access to capital resources than Essex. See "RISK FACTORS."

                                  RISK FACTORS

         You should carefully consider the following risk factors before deciding to invest in our Common Stock. You should also consider the other information in this prospectus and the additional information in our other reports on file with the SEC and in the other documents incorporated by reference in this prospectus. See "Where You Can Find More Information" on page 2.

                     Risks Related to Our Financial Results

We have a history of net losses and expect to continue to incur net losses for the foreseeable future, and may never achieve or sustain profitability.

         We incurred net losses of $1.2 million for our fiscal year ended December 31, 2000. We also incurred net losses in fiscal 1998 and 1997. In 1999, we had net income of $45,000. As of April 1, 2001, we had an accumulated deficit of $7.6 million. Our revenues have declined from $4.5 million in fiscal 1999 to $3.3 million in fiscal 2000, primarily as a result of our focus on optoelectronics telecommunications products which have not yet generated revenue. For the quarter ended April 1, 2001 we had revenue of $413,000 and a net loss of $948,000. We expect to incur net losses for the foreseeable future. To date, we have primarily funded our operations from the sale of equity securities. We also expect to incur significant product development and administrative expenses, and, as a result, we will need to significantly increase revenues to achieve profitability. Even if we achieve profitability, given the competition in, and the evolving nature of, the optical and wireless telecommunications markets, we may not be able to sustain or increase profitability on a quarterly or annual basis. As a result, we will need to generate significantly higher revenues while containing costs and operating expenses if we are to become and remain profitable.

If our actual capital requirements vary significantly from our expectations, we may require additional financing sooner than anticipated.

         Since September 2000 we have received approximately $3.2 million from private investors to pursue commercial applications of our optical and wireless communications technologies and resulting products. During the remainder of 2001, these private investors have committed to invest an additional (i) $1.0 million to purchase 250,000 common shares at $4.00 per share and (ii) $250,000 to purchase 62,500 shares of our preferred stock. These funds are critical to our ability to continue to develop our commercial technologies and products because we currently experience and expect to continue to experience negative cash flows. The funds available and committed are projected to last through 2001. Our actual capital requirements depend upon several factors that are difficult to predict, including the timing of market acceptance of our commercial products under development, our ability to establish and expand our customer base for our commercial products and services, the level of expenditures for sales and marketing and general and administrative functions, the level of revenues from our U.S. Government contracts, the cost of offering additional services and other factors. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. There can be no assurance that such funding will be available or could be obtained in sufficient amounts or on terms acceptable to us, if at all, or on terms that would not include substantial dilution to our stockholders. Without timely financing, we would have to curtail or eliminate development and immediately reduce expenditures.

                          Risks Related to our Business

The early stage of development of our optical and wireless telecommunications products makes it difficult to evaluate our business and prospects.

         Historically, we have derived our revenues from providing engineering and signal processing services to the U.S. Government and its prime contractors as well as to Motorola for work on its Iridium(R) global communications satellite system. While we continue to provide these services, over the past year we have increasingly emphasized our work on developing new optoelectronics telecommunications products, including HyperFine WDM(TM) and OPERA(TM). Because our development efforts on these products are ongoing and we have not begun commercial sales of these products, our revenue and profit potential is unproven and our limited history in the telecommunications field makes it difficult to evaluate our business and prospects. Further, due to our shift in focus, we have difficulty accurately forecasting our revenue, and we have limited historical financial data upon which to base operating expense budgets. You should consider our business and prospects in light of the heightened risks and unexpected expenses and problems we may face as a company in an early stage of development in a new and rapidly-evolving industry.

We currently rely on sales to U.S. Government entities, and the loss of such contracts would have a material adverse impact on our operating results.

         During fiscal 2000, contracts with the U.S. Government, primarily the military services and other departments and agencies of the Department of Defense (DoD), accounted for approximately 73% or $2.4 million of our revenues. In fiscal 1999, revenues on U.S. Government programs were 49% or $2.4 million. The reduction in revenues from commercial customers in 2000 has increased dependence upon such government program revenues. Essex expects such government program revenues to be within a range of $2.5-3.0 million in 2001. Our business with the DoD is focused increasingly on our proprietary optoelectronics technology and products. Until we are able to generate revenues from sales of our commercial optoelectronics telecommunication products, our results of operations will continue to depend on sales to the DoD and other U.S. Government departments and agencies. The loss of any significant contract or a significant reduction in or cancellation of these contracts would adversely affect our revenues and impair our ability to continue the development of our proprietary communications products.

         The loss or significant reduction in government funding of a large program in which we participate could also materially adversely affect our future sales, earnings and cash flows and thus our ability to meet our financial obligations. U.S. Government contracts are conditioned upon the continuing approval by Congress of the amount of necessary spending. Congress usually appropriates funds for a given program each fiscal year even though contract periods of performance may exceed one year. Consequently, at the beginning of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract only if appropriations are made by Congress for future fiscal years.

Government contracts contain unfavorable termination provisions and are subject to audit and modification.

         Companies engaged in supplying defense-related equipment and services to U.S. Government agencies are subject to certain business risks peculiar to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

o suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;
o        terminate existing contracts;
o        reduce the value of existing contracts;
o audit our contract-related costs and fees, including allocated indirect costs; and
o        control and potentially prohibit the export of our products.

         All of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source.

Our fixed price contracts may commit us to unfavorable terms.

         We provide some of our products and services through fixed price contracts. Fixed price contracts provided 22% and 24% of our sales for the year ended December 31, 2000 and the first quarter of fiscal 2001, respectively. In a fixed price contract, the price is not subject to adjustment based on cost incurred to perform the required work under the contract. Therefore, we fully absorb cost overruns on fixed price contracts and this reduces our profit margin on the contract. Those cost overruns may result in a loss. A further risk associated with fixed price contracts is the difficulty of estimating sales and costs that are related to performance in accordance with contract specifications and the possibility of obsolescence in connection with long-term procurements. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed price contract may reduce our profit or cause a loss on the contract.

We may not successfully implement our plan to expand into commercial markets.

         Our revenues currently come from business with the DoD and other U.S. Government agencies. In addition to continuing to pursue these market areas, we will continue applying our technical capabilities and expertise to related commercial markets, including Hyperfine WDM, OPERA and ImSyn. These products are still under various stages of development and have not been commercially introduced. As such, these products are subject to certain risks and may require us to:

o develop and maintain manufacturing, marketing, sales and customer support capabilities;

o        obtain customer and/or regulatory certification;

o        respond to rapid technological advances; and

o        obtain customer acceptance of these products and product performance.

         Our efforts to enter commercial markets will require significant resources, including additional working capital and capital expenditures, as well as the use of our management's time. Our efforts to sell our commercial telecommunications products, particularly our optical networking and broadband wireless communications products, also may depend to a significant degree on the efforts of independent distributors or communication service providers. We can give no assurance that these distributors or service providers will be able to market our products or their services successfully or that we will be able to realize a return on our investments in them. If we are not successful in addressing these risks or in developing these commercial business opportunities we may not be able to reach profitability or remain in business.

Our success largely depends on our ability to retain key personnel.

         Our success has always depended in large part on our ability to attract and retain highly-skilled technical, managerial, sales and marketing personnel, particularly those skilled and experienced with optical communications equipment. We have entered into agreements with our employees that limit the employee's ability to work for a competitor following termination of employment. We expect our competitors will respect these agreements and not interfere with them. We can make no assurances of that, or that we will be able to retain all of our key contributors or attract new personnel to add to or replace them. The loss of key personnel would prevent us from completing current development and restrict new development.

If broadband wireless technology or our implementation of this technology is not broadly accepted, we will not be able to expand our business.

         The future success of OPERA and other wireless products we are currently developing depends on high-speed wireless communications products gaining market acceptance as a means to provide improved voice and data communications services. Because these markets are relatively new, it is difficult to predict which market segments will develop or expand. We have recently invested and expect to continue to invest significant time and resources in the development of new products for this market. In the event that service providers adopt technologies other than the high-speed access and other wireless technologies or delay in their deployment of high speed wireless communication products, we will not be able to generate significant revenues from our wireless products and our results of operations and financial condition could be materially and adversely affected.

If we are unable to develop and successfully introduce new and enhanced products that meet the needs of our customers in a timely manner, our revenues and results of operations could be adversely affected.

         Our future success depends on our ability to anticipate our customers' needs and develop products that address those needs. Technological change in the optical networking industry is occurring at a rapid pace. As a result, we expect there to be frequent new product introductions, changes in customer requirements and evolving industry standards. We may not be able to develop new products or enhancements to our existing products in a timely manner, or at all. If we fail to introduce new or enhanced products in a timely manner, our revenues and results of operations could be adversely affected.

         Our research and development organization is currently developing many potential optical networking products. Although we have several products in development, we may not bring all of these potential products into commercial production due to:

o        changes in customer demand;

o        technological developments that make our products less competitive;

o        evolving industry standards; or

o        allocation of our limited resources to other products or technologies.

         If we incur significant expenses developing products that we do not produce commercially, or if we select the wrong products or technologies to bring into commercial production, our revenues and results of operations could be adversely affected and we may not recover significant research and development expenses.

Our success is dependent on our optoelectronics telecommunications products being developed. Failure of our products to operate as expected could delay or prevent their deployment and sale and could seriously impair our business and prospects.

         Our future growth and success largely depends on the commercial success of our optical and wireless telecommunications products being developed. We have not begun commercial sales of our products and have produced devices only to specifications required in order to conduct laboratory tests and field trials. Some of our devices have been deployed and tested in our laboratories and others are in earlier stages of development. If our products fail to operate as expected. this could delay or prevent their deployment and sale and could seriously impair our business and prospects. If our customers do not successfully test and deploy our products and technologies, we may not be able to reach profitability or remain in business.

The market we intend to serve is highly competitive and we may not be able to achieve or maintain profitability.

         Competition in the network communications equipment market is intense. This market has historically been dominated by large companies, such as Alcatel, Ciena, Cisco Systems, Lucent Technologies, NEC and Nortel Networks. We may face competition from other large communications companies who may enter our market. In addition, a number of private companies have announced plans for new all-optical products to address the same network needs that our products under development address. Many of our competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and sales and marketing resources than we do and may be able to undertake more extensive marketing efforts and adopt more aggressive pricing policies than we can. Moreover, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with our products or render our products obsolete. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter our markets, further intensifying competition.

If we are unable to protect our intellectual property effectively, we may be unable to prevent third parties from using our technologies, which would impair our competitive advantage.

         We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees and consultants and control access to and distribution of our software, documentation and other proprietary information. These steps provide only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For instance, unauthorized parties may attempt to copy or otherwise obtain and use our patented products or technology, thus eroding or eliminating the competitive advantage we hope to gain though the exclusive rights provided by patent protection.. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. A complete description of Essex's patents and patent applications is contained in Essex's Annual Report on Form 10-KSB. This report is incorporated in this prospectus by reference. and we are delivering a copy of this report together with the prospectus.

There is a risk that our patent applications will not be granted.

         Although we have filed several applications for U.S. patents relating to our HyperFine WDM(TM) and OPERA(TM) technologies, there is a risk that some or all of our pending applications will not issue as patents. Although we believe our patent applications are valid, the failure of our pending applications to issue as patents likely would have a material adverse effect upon our business and results of operations.

We may become involved in intellectual property disputes, which could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products.

         We or our customers may be a party to litigation in the future to protect our intellectual property or to respond to allegations that we infringe others' intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers against the alleged infringement. If we are unsuccessful in any intellectual property litigation, we could be subject to significant liability for damages and loss of our proprietary rights. Intellectual property litigation, regardless of its success, would likely be time consuming and expensive to resolve and would divert management time and attention. In addition, we could be forced to do one or more of the following:

o stop selling, incorporating or using our products that include the challenged intellectual property;

o obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

o        redesign those products that use the technology.

         If we are forced to take any of these actions, our business would be seriously harmed.

If necessary licenses of third-party technology are not available to us or are very expensive, our business would be seriously harmed.

         From time to time we may be required to license technology from third parties to sell or develop our products and product enhancements. These third-party licenses may not be available to us on commercially reasonable terms, if at all. Our inability to maintain or obtain any third-party license required to sell or develop our products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm our business, financial condition and results of operations.

                Risks Related to the Optical Networking Industry

The optical networking industry is developing, unpredictable and characterized by rapid technological changes and evolving standards. If this industry does not develop and expand as we anticipate, demand for our products may fail to grow or may decline, which would adversely affect our revenues.

         The optical networking industry is developing and characterized by rapid technological change, frequent new product introductions, changes in customer requirements and continuously evolving industry standards. As a result, it is difficult to predict its potential size and future growth rate. In addition, evolving customer requirements and industry standards are uncertain. Our success depends in large part on the widespread adoption of next generation optical networks. Communications service providers that have invested substantial resources in their existing optical networks or other systems may be reluctant or slow to develop and deploy next-generation optical networks. Our success in generating revenues in this emerging market will depend on our ability to:

o establish, maintain and enhance our relationships with optical networking customers;
o convince our customers of the benefits of next-generation optical networks; and
o predict accurately, and develop our products to meet, evolving customer requirements and industry standards.

         If we fail to address changing market conditions, sales of our products may fail to grow or may decline, which would adversely affect our revenues.

The optical networking equipment industry is experiencing declining average selling prices, which could adversely affect our revenues and gross margins.

         The optical networking equipment industry is experiencing declining average selling prices as a result of increasing competition and greater unit volumes as communications service providers continue to deploy fiber optic networks. We anticipate that average selling prices will continue to decrease in the future in response to product introductions by competitors, price pressures from significant customers and greater manufacturing efficiencies. These average selling price declines may contribute to a decline in our gross margins, which could adversely affect our results of operations.

The market for all-optical backbone network products is new and uncertain and our business will suffer if it does not develop as we expect.

         Most service providers have made substantial investments in their current network infrastructure, and they may elect to remain with current network architectures or to adopt new architectures in limited stages or over extended periods of time. A decision by a customer to purchase some of our all-optical products under development will involve a significant capital investment. We will need to convince these service providers of the benefits of all-optical network products for future network upgrades or expansions. We cannot be certain that a viable market for our products will develop or be sustainable. If this market does not develop, or develops more slowly than we expect, our business, financial condition and results of operations would be seriously harmed.

If the Internet and commercial data networks do not continue to expand and next-generation optical networks are not deployed as rapidly as we anticipate, sales of our products under development may decline, and our revenues may be adversely affected.

         Our future success depends on the continued growth of the Internet and commercial data networks for commerce and communications, the continuing increase in the amount of data transmitted over communications networks and the increasing adoption of, and improvements to, optical networks to meet the increased demand for bandwidth. If data networks, including the Internet, do not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical networking products may not continue to develop. Future demand for the products we are developing is uncertain and will depend to a great degree on the continued growth and upgrading of optical networks. If this growth does not continue, we may be unable to reach profitability or remain in business.

Because optical products are complex and are deployed in complex environments, the products we are developing may have defects that we discover only after full deployment, which could seriously harm our business.

         Optical products are complex and are designed to be deployed in large quantities across complex networks. Because of the nature of the products, they can only be fully tested when completely deployed in large networks with high amounts of traffic. Customers may discover errors or defects in the hardware or the software, or products we develop may not operate as expected, after they have been fully deployed. If we are unable to fix defects or other problems that may be identified in full deployment, we would experience:

o        loss of, or delay in, revenue and loss of market share;
o        loss of existing customers;
o        failure to attract new customers or achieve market acceptance;
o        diversion of development resources;
o        increased service and warranty costs;
o        legal actions by our customers; and
o        increased insurance costs.

         The occurrence of any of these problems would seriously harm our business, financial condition and results of operations. Defects, integration issues or other performance problems could result in financial or other damages to our customers or could negatively affect market acceptance for the products we develop. Our customers could also seek damages for losses from us, which, if they were successful, would seriously harm our business, financial condition and results of operations. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly and would put a strain on our management and resources.

                         Risks Related to this Offering

We are controlled by a limited number of stockholders that will be able to exert significant influence over matters requiring stockholder approval.

         We are controlled by two private investment firms, GEF Optical Investment Company, LLC and Networking Ventures, L.L.C. We refer to these firms as the "Investors." Together the Investors own preferred stock having voting rights equivalent to 51% of the voting power of all shares of voting stock on all stockholder matters. In addition, the Investors have directly acquired 410,000 shares of Common Stock and have contracted to purchase an additional 250,000 shares during 2001. Accordingly, the Investors will control us and have the power to elect all of our directors, appoint new management and approve certain actions requiring the approval of the holders of shares of our Common Stock. This concentration of ownership may also delay or prevent a change in control of Essex or reduce the price investors might be willing to pay for our Common Stock. The interests of the Investors may conflict with the interests of other holders of our Common Stock.

There is currently only a limited public market for our Common Stock and our Common Stock is subject to significant price fluctuations.

         Our Common Stock is listed on the OTC Bulletin Board. Prior to this offering there only has been a limited public market for our Common Stock. Unless and until our Common Stock is admitted for quotation on the Nasdaq Stock Market or listed on a national securities exchange it is unlikely that any active trading market will develop or, if any such market develops, that it will be sustained. Even if our Common Stock is admitted for quotation or listing on Nasdaq or a national securities exchange, an active trading market may not develop unless the number of shares in the hands of the public is substantially increased. In addition, in the event our operating results fall below the expectations of public market analysts and investors, the market price of our Common Stock would likely be materially adversely affected.

         The trading price of our Common Stock is likely to be volatile and sporadic. The stock market in general, and the market for technology companies in particular, has experienced extreme volatility. This volatility has often been unrelated to the operating performance of particular companies. Volatility in the market price of our Common Stock may prevent investors from being able to sell their Common Stock at or above the price such investors paid for their shares or at any price at all.

There are a significant number of shares of our Common Stock eligible for future sale.

         We have outstanding 4,825,361 shares of our Common Stock, 410,000 of which were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act. Other than the shares of Common Stock covered by this prospectus, shares may be sold only pursuant to an effective registration statement filed by Essex or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, a shareholder, including an affiliate of Essex, may sell shares of Common Stock after at least one year has elapsed since such shares were acquired from us or an affiliate of ours. The number of shares of Common Stock which may be sold within any three- month period is limited to the greater of one percent of the then outstanding number of shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a shareholder who is not our affiliate (and who has not been our affiliate for 90 days prior to the sale) and who has beneficially owned shares acquired from us or our affiliate for over two years may resell the shares without compliance with the foregoing requirements under Rule 144.

         In addition to the shares covered by this prospectus, the Investors have been granted rights to have up to 4,000,000 shares of Common Stock issuable upon conversion of preferred stock and underlying warrants registered under the Securities Act upon demand. Sales of substantial amounts of Common Stock under Rule 144 or pursuant to the Investor's registration rights, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.

Sales by the selling stockholders of a significant number of shares of Common Stock could have a material adverse effect on prevailing market prices.

         We cannot predict what effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.

We are at risk of securities class action litigation due to our expected stock price volatility.

         In the past, securities class action litigation has often been brought against companies after periods of volatility in the market price of their securities. Securities litigation could result in substantial costs and divert management's attention and resources from our business. Due to the potential volatility of our stock price, we may be the target of securities litigation in the future.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the Common Stock by the selling stockholders. We may receive a small amount of proceeds if and when an optionholder exercises the option that it holds and we will use those proceeds for general corporate purposes.

                              SELLING STOCKHOLDERS

         This  prospectus  relates  to  the  offering  by the  stockholders  and optionholder named in the prospectus for resale of up to 785,000 shares of Common Stock. Throughout this prospectus, we may refer to these stockholders and optionholder and their pledgees, donees, transferees or other successors in interest who receive shares in non-sale transactions, as the "selling stockholders." If they sell all of these shares in this offering, the selling stockholders will beneficially own the shares of our Common Stock as shown below.

         The following table sets forth the following information with respect to each selling stockholder as of June 30, 2001: (i) name and nature of any position or other relationship with us within the past three years; (ii) the number and percentage of total outstanding shares of our Common Stock each selling stockholder beneficially owns before this offering; (iii) the number of shares of Common Stock the selling stockholder is offering; and (iv) the number and percentage of total outstanding shares of our Common Stock that the selling stockholder will own after the selling stockholder sells all of the shares in this offering.


                         Amount and Nature  Percentage of Outstanding  Amount and Nature  Percentage of Outstanding
                           of Beneficial     Shares of Common Stock      of Beneficial     Shares of Common Stock
Name and Address         Ownership Before      Beneficially Owned      Ownership After       Beneficially Owned
of Beneficial Owner        the Offering        Before the Offering       the Offering        After the Offering
-------------------      -----------------   ----------------------    -----------------  ------------------------

H. Jeffrey Leonard (1)     2,691,500                  38.0                 2,029,500               28.7
Caroline S. Pisano (2)     2,666,000                  37.7                 2,006,000               28.4
John G. Hannon (3)         2,660,225                  37.6                 2,000,225               28.3
James P. Gregory (4)       2,660,000                  37.6                 2,000,000               28.3
Marie S. Minton (5)        2,660,000                  37.6                 2,000,000               28.3
GEF Optical Investment
  Company, LLC (6)(7)      2,660,000                  37.6                 2,000,000               28.3
Networking
  Ventures, L.L.C. (7)(8)  2,660,000                  37.6                 2,000,000               28.3
Nottingham Investment
  Company (9)                125,000                   2.6                     -0-                  -0-

---------------------------------

(1) H. Jeffrey Leonard is Chairman of the Board of Essex and a director of the managing member of GEF. Of the shares shown as beneficially owned, 31,500 are owned directly by Mr. Leonard and 2,660,000 may be deemed to be beneficially owned by Mr. Leonard as described in footnotes (6) and (8) below. Mr. Leonard's address is c/o GEF, 1225 Eye Street, N.W., Suite 900, Washington, DC 20005.

(2) Caroline S. Pisano is a Director of Essex and a managing member of Networking Ventures. Of the shares shown as beneficially owned, 6,000 are owned directly by Ms. Pisano and 2,660,000 shares may be deemed to be beneficially owned by Ms. Pisano as described in footnotes (7) and (8) below. Ms. Pisano's address is c/o Networking Ventures, 9150 Guilford Road, Columbia, MD 21046-189l.

                                       17


(3) John G. Hannon is a Director of Essex and a managing member of Networking Ventures. Of the shares shown as beneficially owned, 225 are owned directly by Mr. Hannon and 2,660,000 shares may be deemed to be beneficially owned by Mr. Hannon as described in footnotes (7) and (8) below. Mr. Hannon's address is c/o Networking Ventures, 9150 Guilford Road, Columbia, MD 21046-189l.

(4) James P. Gregory is a director of the managing member of GEF. Mr. Gregory may be deemed to be the beneficial owner of these shares by virtue of the arrangements described in footnotes (6) and (8) below. Mr. Gregory's address is c/o GEF, 1225 Eye Street, N.W., Suite 900, Washington, DC 20005.

(5) Marie S. Minton is a Director of Essex and a director of the managing member of GEF. Ms. Minton may be deemed to be the beneficial owner of these shares by virtue of the arrangements described in footnotes (6) and (8) below. Ms. Minton's address is c/o GEF, 1225 Eye Street, N.W., Suite 900, Washington, DC 20005.

(6) Consists of 1,000,000 shares of Common Stock issuable upon conversion of 250,000 shares of Preferred Stock and 330,000 shares directly owned by GEF. Also consists of 1,000,000 shares of Common Stock issuable on conversion of 250,000 shares of Preferred Stock and 330,000 shares directly owned by Networking Ventures, by virtue of the voting arrangements described in footnote (8) below. GEF is a Delaware limited liability company with its principal executive offices located at 1225 Eye Street, N.W., Suite 900, Washington, DC 20005.

(7) Consists of 1,000,000 shares of Common Stock issuable upon conversion of 250,000 shares of Preferred Stock and 330,000 shares directly owned by Networking Ventures. Also consists of 1,000,000 shares of Common Stock issuable on conversion of 250,000 shares of Preferred Stock and 330,000 shares directly owned by GEF, by virtue of the voting arrangements described in footnote (8) below. Networking Ventures is a Maryland limited liability company with its principal executive offices located at 9150 Guilford Road, Columbia, MD 20146-1891.

(8) Based on a Schedule 13D/A filed with the SEC on December 14, 2000, each of GEF, Mr. Leonard, Ms. Minton, Mr. Gregory, Networking Ventures, Mr. Hannon and Ms. Pisano may be deemed the beneficial owner of 2.000,000 shares of Common Stock issuable upon conversion of 500,000 shares of Preferred Stock and a total of 660,000 shares of Common Stock beneficially owned by GEF and Networking Ventures by virtue of the provisions of a Shareholders Voting Agreement between GEF and Networking Ventures providing for certain voting arrangements with respect to such shares. A copy of the Shareholders Voting Agreement is included as Exhibit 3 to the Schedule 13D/A.

(9) Consists of options exercisable for 125,000 shares of Common Stock. Nottingham Investment Company is a Maryland corporation with its principal executive offices located at 100 West Pennsylvania Avenue, Towson, Maryland 21204.

                              PLAN OF DISTRIBUTION

         The Common Stock being offered by the selling stockholders may be sold in transactions on the OTC Bulletin Board, on another market on which the Common Stock may be trading, or in privately-negotiated transactions. The sale price to the public may be the market price prevailing at the time of sale, a price related to the prevailing market price or any other price the selling stockholders may determine. The Common Stock may also be sold under SEC Rule 144 and not under this prospectus. No sales under Rule 144 can be made until December 5, 2001, which is one year after the earliest date the selling stockholders acquired their shares from us. The selling stockholders have the discretion not to accept any purchase offer or make any sale of Common Stock if they deem the purchase price to be unsatisfactory at any particular time, or for any reason.

         The selling stockholders may also sell the Common Stock directly to broker-dealers acting as principals and/or to broker-dealers acting as agents for themselves or their customers. Brokers acting as agents for the selling stockholders will receive usual and customary commissions for brokerage transactions, and broker-dealers acting as principals will do so for their own account at negotiated prices and at their own risk. It is possible that the selling stockholders will sell shares of Common Stock to broker-dealers or other purchasers at a price per share which may be below the then market price. In addition, the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of Common Stock in the course of hedging the positions they assume with a selling stockholder. The selling stockholders also may sell shares short and deliver the shares to close out their positions, and may loan or pledge their shares to a broker-dealer who may have the right to sell the loaned or pledged shares on default or otherwise. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the Common Stock offered hereby, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder.

         The selling stockholders and any other persons participating in the sale or distribution of the Common Stock will be subject to applicable provisions of the Exchange Act and its rules and regulations, which may limit the timing of purchases and sales of any of the Common Stock by the selling stockholders or other distribution participants. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to such securities for a specified period of time before the commencement of distributions subject to specified exceptions or exemptions. This may affect the marketability of the Common Stock.

         We have agreed to indemnify the selling stockholders against some important liabilities, including liabilities under the Securities Act, or to contribute to any payments these selling stockholders may be required to make in respect of these liabilities. We are paying the costs of this registration for the selling stockholders.

                                  LEGAL MATTERS

         The legal issuance and fully paid and non-assessable status of our Common Stock offered by this prospectus was passed upon for us by our legal counsel, Whiteford, Taylor & Preston L.L.P., Baltimore, Maryland.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB for the year ended December 31, 2000 have been so incorporated in reliance on the report of Stegman & Company, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                TABLE OF CONTENTS

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                                                                       PAGE
                                                                       --------

Where You Can Find More
  Information..........................................................  2
Forward Looking Statements.............................................  3
Essex..................................................................  4
Risk Factors...........................................................  5
Use of Proceeds........................................................ 17
Selling Stockholders................................................... 17
Plan of Distribution................................................... 19
Legal Matters.......................................................... 20
Experts................................................................ 20


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                                ESSEX CORPORATION

                                  Common Stock
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                                  July __, 2001

             ------------------------------------------------------
             ------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee, all amounts are estimates.



SEC registration fee...............................................$        854
Accounting fees and expenses.......................................       4,000
Legal fees and expenses   .........................................      12,500
Blue Sky fees and expenses (including counsel fees)................       2,500
Printing expenses..................................................         500
Transfer agent's and registrar's fees and expenses.................         500
Miscellaneous expenses.............................................         200

  Total............................................................$     21,054
                                                                        =======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Virginia Stock Corporation Act ("Act") permits indemnification of directors and officers of a corporation under certain conditions and subject to certain limitations. Articles (h) and (i) of Essex's Articles of Incorporation contain provisions for the indemnification of directors and officers of Essex within the limitations permitted by the Act. In addition, Essex has entered into indemnity agreements with all of its directors and officers which provide the maximum indemnification allowed by the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:


EXHIBIT
NUMBER            DESCRIPTION
------            -----------

4.1      Specimen Stock Certificate
5.1      Opinion of Whiteford, Taylor & Preston L.L.P.
23.1     Consent of Independent Accountants
23.3     Consent of Whiteford, Taylor & Preston L.L.P. (included in
         Exhibit 5.1)
24       Power of Attorney (included in signature page)
99.1     Securities Purchase Agreement dated March 15, 2001

99.2     Amendment No. 2 to Registration Rights Agreement dated March 15, 2001
99.3     Securities Purchase Agreement dated December 4, 2000
99.4     Amendment No. 1 to Registration Rights Agreement dated December 4, 2000

     (b) Financial Statement Schedules.

         None.


ITEM 17.  UNDERTAKINGS.

         (a) The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
                               10(a)(3) of the Securities Act of 1933.

                           (ii) To reflect in the prospectus any facts or events
                  arising after the effective date of the registration statement (or the most recent post-effective amendment to the registration statement) which, individually or when viewed together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement. Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section
                  15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each of these post-effective amendments shall be deemed to be a new registration statement relating to the securities being offered, and the offering of those securities at that time shall be deemed to be their initial bona fide offering.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities being offered, and the offering of those securities at that time shall be deemed to be their initial bona fide offering.

         (c) Insofar as directors, officers and controlling persons of the Registrant are permitted to seek indemnification for liabilities arising under the Securities Act, under the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a director, officer or controlling person asserts a claim for indemnification against these types of liabilities in connection with the securities being registered, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it under these circumstances is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbia, State of Maryland, on July 18, 2001.


                                          ESSEX CORPORATION


                                     By: /s/ Leonard E. Moodispaw
                                        ----------------------------------------
                                         Leonard E. Moodispaw
                                         President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                               Title                             Date

/s/ H. Jeffrey Leonard*         Chairman of the Board              July 18, 2001
-------------------------
H. Jeffrey Leonard


/s/ Leonard E. Moodispaw        President, Chief Executive         July 18, 2001
------------------------        Officer, and Director (principal
Leonard E. Moodispaw            executive officer)


/s/ Joseph R. Kurry, Jr.        Chief Financial Officer            July 18, 2001
-------------------------       (principal financial and
Joseph R. Kurry, Jr.            accounting officer)


                                Director                           July __, 2001
-------------------------
John G. Hannon


/s/ Robert W. Hicks*            Director                           July 18, 2001
-------------------------
Robert W. Hicks


/s/ Ray M. Keeler*              Director                           July 18, 2001
-------------------------
Ray M. Keeler

                                Director                           July __, 2001
-------------------------
Frank E. Manning


/s/ Marie S. Minton*            Director                           July 18, 2001
-------------------------
Marie S. Minton


/s/ Caroline S. Pisano*         Director                           July 18, 2001
-------------------------
Caroline S. Pisano


/s/ Terry M. Turpin*            Director                           July 18, 2001
-------------------------
Terry M. Turpin


* pursuant to a power of attorney dated May 17, 2001 filed with Form S-3 (No. 333-61200)